Press Release	May 14, 2026

Largo Reports Q1 2026 Financial Results Reflecting Strong Operating Performance at Maracás Menchen Mine and the Impact of High U.S. Import Tariffs on Brazilian Products in Early 2026

All amounts expressed are in U.S. dollars, denoted by "$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, today announced financial and operating results for the three months ended March 31, 2026.

Mr. Daniel Tellechea, Co-Chief Executive Officer of Largo, stated: "Q1 2026 reflected continued operating improvements at Maracás Menchen and a stronger production profile compared with the same period last year. We achieved V2O5 equivalent production at the upper end of our quarterly guidance range, supported by improved mine access, stronger ore availability, and greater operating stability at the plant. Our focus remains on disciplined execution of the mine plan, cost control, and continued operational consistency."

Mr. Alberto Arias, Co-Chief Executive Officer of Largo, added: "The operating results of Q1 2026 reflect a stronger operating base for Largo, but sales were still affected by the impact of the high U.S. tariffs on Brazilian imports in the earlier part of the quarter. We are actively working to translate this improved production into higher sales, supported by recent positive trends in the vanadium market. The reduction of U.S. tariffs on Brazilian products in February has improved Largo's ability to more actively supply the high-purity market, particularly the aerospace sector, as well as the U.S. ferrovanadium market. Due to the timing of our sales contracts, the benefits of these developments should begin to be reflected in Q2 2026. While the U.S. ferrovanadium market has recently shown signs of rebalancing, we believe Largo remains well positioned to serve these markets as commercial conditions normalize."

Q1 2026 Highlights

Operation Highlights

• Vanadium pentoxide ("V2O5") production in Q1 2026 increased 101.7% to 2,616 tonnes vs. 1,297 tonnes in Q1 2025. Production in the quarter was at the upper end of the Company's quarterly guidance range of 2,400 to 2,700 tonnes and was supported by better ore availability and operational stability in the industrial plant. Largo continues to expect full-year 2026 V2O5 equivalent production of 10,500 to 12,000 tonnes.

• Total ore mined in Q1 2026 increased 90.8% to 852,046 tonnes vs. 446,614 tonnes mined in Q1 2025. The effective ore grade1 was 0.48% V2O5 in Q1 2026 vs. 0.41% in Q1 2025.

• Global recovery2 in Q1 2026 was 76.3% compared to 77.8% in Q1 2025.

• Ilmenite concentrate production in Q1 2026 increased 86.8% to 11,514 tonnes vs. 6,162 tonnes in Q1 2025.

• In April 2026 production totaled 881 tonnes of V2O5 equivalent and 5,536 tonnes of ilmenite concentrate.

Commercial Highlights

• Sales in Q1 2026 totaled 2,141 tonnes of V2O5 equivalent, including 120 tonnes related to the Company's inventory supply agreement, up 3.6% from the 2,066 tonnes sold in Q1 2025. Produced V2O5 equivalent pounds sold increased to 4,456 thousand lbs in Q1 2026, excluding 265 thousand lbs related to the Company's inventory supply agreement, compared with 4,206 thousand lbs in Q1 2025. Commercial conditions improved during the quarter, particularly in the U.S. ferrovanadium ("FeV") market, supported by tightening supply conditions.

• Sales of ilmenite concentrate, a by-product of the vanadium operation, in Q1 2026 increased 32.7% to 11,477 tonnes vs. 8,647 tonnes in Q1 2025.

~~•~~ Vanadium market conditions improved during Q1 2026. In Europe, the average benchmark price for V2O5 was $5.69/lb in Q1 2026 vs. $5.26/lb in Q1 2025, while the average benchmark price for FeV was $26.60/kg vs. $24.26/kg. During the quarter, FeV prices in the U.S. market increased by 56% compared with the same period in the prior year, driven primarily by tightening global supply conditions~~.~~

Financial Highlights

• Revenues totaled $27.5 million in Q1 2026 vs. $28.2 million in Q1 2025. The Company recognized $25.8 million in vanadium sales revenue and $1.7 million in ilmenite sales revenue during the quarter. Revenues in the quarter continued to reflect the impact of the 50% U.S. import tariff on Brazilian products, which was reduced to 10% in the middle of the quarter.

• Revenues per pound sold of V2O5 equivalent were $5.80 in Q1 2026, down from $6.04 in Q1 2025.

• Adjusted cash operating costs excluding royalties1 remained flat compared to Q1 2025 at $3.90/lb sold in Q1 2026. Cash operating costs excluding royalties were $4.27/lb in Q1 2026 vs. $6.54/lb in Q1 2025, reflecting improved mine performance and the absence of the kiln and plant stoppages experienced in Q1 2025.

• Cash used before working capital items1 was $3.0 million in Q1 2026, compared with $8.5 million in Q1 2025.

• Q1 2026 adjusted EBITDA1 was negative $4.3 million, compared to negative $2.8 million in Q1 2025, while Mining Operations Adjusted EBITDA1 was negative $2.3 million, compared to negative $0.7 million in Q1 2025.

• In Q1 2026, Largo recorded a net loss of $4.7 million for Q1 2026, compared to a net loss of $9.2 million in Q1 2025. This improvement was mainly due to a 19% decrease in operating costs, a 28% decrease in other general and administrative expenses, and a $4.7 million recovery of vanadium assets, partially offset by a 3% decrease in revenues, a 16% decrease in foreign exchange gain, and a 63% increase in finance costs.

• Basic loss per share of $0.07 in Q1 2026 vs. $0.14 in Q1 2025.

• The Company ended Q1 2026 with a cash balance of $11.2 million and debt of $108.4 million.

Financial and Operational Results - Highlights

thousands of U.S. dollars, except as otherwise stated	Q1 2026	Q1 2025	Change
Revenues	27,529	28,235	-2.5%
Operating costs	(34,494)	(42,477)	-18.8%
Net loss	(4,730)	(9,205)	-48.6%

thousands of U.S. dollars, except as otherwise stated	Q1 2026	Q1 2025	Change
Basic loss per share	(0.07)	(0.14)	-50.0%
Adjusted EBITDA[1]	(4,340)	(2,774)	+56.4%
Mining operations adjusted EBITDA[1]	(2,276)	(697)	+226.5%
Cash provided (used) before working capital items	(3,000)	(8,492)	-64.7%
Cash operating costs excl. royalties[1] ($/lb)	4.25	6.54	-35.0%
Adjusted cash operating costs excl. royalties[1] ($/lb)	3.90	3.88	0.52%
Cash	11,204*	9,716**	+15.3%
Debt	108,367*	107,066**	+1.2%
Total mined - dry basis (tonnes)	4,818,359	3,933,242	+22.5%
Total ore mined (tonnes)	852,046	446,614	+90.8%
Effective grade[2] of ore mined (%)	0.48	0.41	+17.1%
V2O5 equivalent produced (tonnes)	2,616	1,297	+101.7%
V2O5 equivalent sales (tonnes)	2,141	2,066	+3.6%
Ilmenite concentrate produced (tonnes)	11,514	6,162	+86.8%
Ilmenite concentrate sold (tonnes)	11,477	8,647	+32.7%

* As of March 31, 2026.  ** As of March 31, 2025
1 The cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, Adjusted EBITDA, Mining operations adjusted EBITDA, revenues per pound  sold are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.
2 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate

Subsequent Events

April 2026 Sales and Production

Subsequent to Q1 2026, production in April 2026 totaled 930 tonnes of V2O5 equivalent and 4,116 tonnes of ilmenite concentrate. Sales in April 2026 totaled 1,230 tonnes of V2O5 equivalent and 2,011 dry tonnes of ilmenite, reflecting a solid start to Q2 2026 on both operational and commercial fronts.

At-The-Market Equity Offering Program

On January 8, 2026, the Company announced the launch of an at-the-market equity offering program (the "ATM Program"). This allows the Company to periodically issue and sell common shares on The Nasdaq Stock Market, with total gross proceeds of up to $60.0 million. By March 31, 2026, the Company had issued 13,811,298 common shares through the ATM Program, resulting in net proceeds of $19,707,264 at an average price of $1.4060 per share.

Impact of U.S. Tariff Relief

Following the reduction of U.S. tariffs from 50% to 10% in February 2026, Largo resumed commercial activity for its high-purity vanadium products and began selling the high-purity inventories accumulated in bonded warehouses in Baltimore, Maryland, as well as in the European Union. The tariff relief, together with materially stronger vanadium pricing in the U.S., has improved the Company's ability to actively supply both the high-purity vanadium market, particularly the aerospace segment, and the U.S. FeV market, where the number of origins able to serve customers remains limited.

Largo is also increasing sales into the U.S. market to benefit from the significant price premium for FeV in the U.S. relative to other regions. Due to the lag in price realization on reported sales, an important portion of the recent price increase is expected to be reflected in Q2 2026 sales revenues. In addition, most of the sales of the high-purity inventories accumulated in bonded warehouses in Baltimore are expected to be reflected in the second quarter, as those sales were invoiced in April and May 2026 following the U.S. tariff reduction in the middle of the first quarter. As a result, the Company expects stronger revenue realization in the second quarter than would have been the case had those units been sold in the first quarter.

Copper and Platinum Group Metals

On April 10, 2026, Largo filed a request before the Brazilian Mining Agency ("ANM") to produce and sell copper, platinum group metals, nickel and cobalt as by-products within its mining activities at the Maracás Menchen Mine using its existing ore processing infrastructure. The filing follows previously disclosed positive metallurgical testing and technical evaluation work and represents an important step in advancing the potential inclusion of these additional by-products within Largo's operations.

The Company believes this initiative may further enhance the long-term value of the Maracás Menchen Mine by leveraging existing infrastructure and expanding the potential contribution of its mineral endowment, subject to the applicable regulatory process and any additional technical, environmental and operational assessments that may be required.

Vanadium Market Update

Vanadium market conditions improved in Q1 2026, particularly in ferrovanadium markets. In Europe, the average benchmark price of V2O5 was $5.69/lb in Q1 2026, up from $5.26/lb in Q1 2025, while the average benchmark price of FeV was $26.60/kg in Q1 2026, up from $24.26/kg in Q1 2025. As of March 31, 2026, the average benchmark price of V2O5 in Europe was $5.93/lb, compared with $5.08/lb as of March 31, 2025, while the average benchmark price of FeV in Europe was $29.35/kg, compared with $24.25/kg as of March 31, 2025.

During Q1 2026, Largo observed a 56% increase in FeV prices in the U.S. market compared with the same period in the prior year. This increase was driven primarily by tighter global supply conditions. More recently, vanadium market conditions have shown signs of rebalancing, with prices correcting from earlier highs, particularly in the U.S. ferrovanadium market. The Company remains active across key markets amid evolving geopolitical factors and continues to monitor developments closely as conditions evolve across regions.

2026 Guidance

Largo is reiterating its 2026 vanadium guidance as previously disclosed on February 5, 2026. The Company continues to expect annual V2O5 equivalent production of 10,500 to 12,000 tonnes, annual V2O5 equivalent sales of 7,500 to 9,500 tonnes, and adjusted cash operating costs excluding royalties of $3.50/lb to $4.50/lb sold.

The Company's 2026 guidance is presented on a business-as-usual basis and reflects management's current expectations for improved mine access, higher ore availability, and the continued impact of operational enhancements implemented during 2025. The Company has also committed a significant portion of its expected monthly production in 2026 to sales of its VPURE+® and VPURE® products, as well as FeV produced from VPURE®. Sales guidance does not include purchased products or any sold material related to the Company's vanadium inventory supply agreement.

2026 Guidance
Annual V2O5 equivalent production	tonnes	10,500 - 12,000
Annual V2O5 equivalent sales[1]	tonnes	7,500 - 9,500

Adjusted cash operating costs excluding royalties per pound[2]	$/lb	3.50 - 4.50

Vanadium	Q1		Q2		Q3		Q4		2026
	Low	High	Low	High	Low	High	Low	High	Low	High
Production (tonnes V2O5)	2,400	2,700	2,500	3,000	2,600	3,100	3,000	3,200	10,500	12,000
Sales[1] (tonnes V2O5)	1,500	2,000	2,000	2,500	2,000	2,500	2,000	2,500	7,500	9,500

1. Sales guidance does not include purchased products or any sold material related to the Company's vanadium inventory supply agreement.

2. Adjusted cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

The Company continues to monitor market conditions, geopolitical developments, and trade-related uncertainties, including the potential impact of new tariffs on imports from Brazil to the U.S., and the impact of rising energy costs, particularly oil, on the Company's production costs, and may revise its guidance if operating assumptions or market conditions materially change.

The information provided within this release should be read in conjunction with Largo's unaudited condensed Interim consolidated financial statements for the quarter ended March 31, 2026 and March 31, 2025 and its management's discussion and analysis ("MD&A") for the quarter ended March 31, 2026, which are available on the Company's website and on its profiles on SEDAR+ and EDGAR at www.sec.gov.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and a 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern, the ability of the Company to keep the Maracás Menchen Mine operating, the timing and amount of estimated future production and sales; the future price of commodities; Company's positioning to supply FeV to the U.S. market pending potential tariff developments; the impact of reduced tariffs on the U.S. vanadium market and the Company's ability to capitalize on such reduction; the future of FeV prices and the Company's ability to benefit from the strengthening of those prices; the Company's ability to explore and commercialize copper and PMGs concentrates; the Company's 2026 guidance; the Company's future strategy; the Company's ability to benefit from reductions in U.S. tariff barriers; the impact of potential future changes in U.S. tariffs; the Company's belief that it remains well positioned to serve key markets as commercial conditions normalize; expectations regarding stronger revenue realization, including in Q2 2026; the Company's ability to explore, obtain regulatory approvals for, produce and commercialize copper, platinum group metals, nickel and cobalt as by products within its mining activities at the Maracas Menchen Mine and the potential benefits thereof;  the Company's expectations and plans in respect of the at-the-market offering;  and management's expectations for improved mine access, higher ore availability and the impact of operational enhancements implemented during 2025.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; that the current U.S. tariff rate on Brazilian imports will remain at or near current levels; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; the ability to obtain funding through government grants and awards for the Green Energy sector; that the Company's current plans for vanadium and ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; that the Company will enter into agreements for the sales of vanadium and ilmenite on favourable terms and for the sale of substantially all of its annual production capacity; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP Measures

The Company uses certain non-GAAP measures, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 19 as per Q1 2026 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2026	March 31, 2025
Revenues - V2O5 produced[1]	$11,615	$12,133
V2O5 sold - produced (000s lb)	2,292	2,119
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$5.07	$5.73

Revenues - V2O5 purchased[1]	-	-
V2O5 sold - purchased (000s lb)	-	-
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	-	-

Revenues - V2O5[1]	$11,615	$12,133
V2O5 sold (000s lb)	2,292	2,119

	Three months ended
	March 31, 2026	March 31, 2025
V2O5 revenues per pound of V2O5 sold ($/lb)	$5.07	$5.73

Revenues - V2O3 produced[1]	-	$1,296
V2O3 sold - produced (000s lb)	-	165
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	-	$7.85

Revenues - FeV produced[1]	$14,234	11,712
FeV sold - produced (000s kg)	656	574
FeV revenues per kg of FeV sold - produced ($/kg)	21.70	20.40

Revenues - FeV purchased[1]	-	$2,356
FeV sold - purchased (000s kg)	-	105
FeV revenues per kg of FeV sold - purchased ($/kg)	-	$22.44

Revenues - FeV[1]	$14,234	$14,068
FeV sold (000s kg)	656	679
FeV revenues per kg of FeV sold ($/kg)	21.70	20.72

Revenues[1]	$25,849	$27,497
V2O5 equivalent sold (000s lb)	4,456	4,555
Revenues per pound sold ($/lb)	5.80	$6.04

1. Quarter ended March 31 as per note 19 of the Q1 2026 unaudited condensed interim consolidated financial statements.

Cash Operating Costs, Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

The Company refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q1 2026 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2026	March 31, 2025
Operating costs[1]	$34,494	$42,477
Professional, consulting and management fees[2]	640	535
Other general and administrative expenses[3]	252	179
Less: ilmenite costs and write-down[1]	(2,298)	(2,220)
Less: conversion costs[1]	(3,790)	(2,991)
Less: product acquisition costs[1]	-	(2,357)
Less: distribution costs[1]	(1,719)	(1,577)
Less: inventory write-down[4]	(22)	1
Less: depreciation and amortization expense[1]	(6,916)	(5,462)
Cash operating costs	20,641	28,585
Less: royalties[1]	(1,719)	(1,072)
Cash operating costs excluding royalties	18,922	27,513
Less: vanadium inventory write-down[5]	(1,645)	(11,206)
Adjusted cash operating costs excluding royalties	17,277	16,307
Produced V2O5 sold (000s lb)	4,456	4,206
Cash operating costs per pound ($/lb)	4.63	6.80
Cash operating costs excluding royalties per pound ($/lb)	4.25	6.54
Adjusted cash operating costs excluding royalties per pound ($/lb)	3.90	3.88

1. As per note 20 of the Q1 2026 unaudited condensed interim consolidated financial statements.

2. As per the Mine properties segment in note 16.

3. As per the Mine properties segment in note 16 less the decrease in legal provisions of $100 (Q1 2026) and increase in legal provisions of $100 (for Q1 2026) as noted in the "other general and administrative expenses" section on page 7 of the MD&A for Q1 2026.

4. As per note 5 for ilmenite finished products and warehouse supplies, and including a write-down of vanadium purchased products of $- (Q1 2026) and $0 (for Q1 2026) (write-down of $ten in Q1 2025 and $ten for the three months ended March 31, 2025).

5. As per note 5 for vanadium finished products, excluding amounts in note 4 above for vanadium purchased products.

EBITDA and Adjusted EBITDA

The Company refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q1 2026 consolidated financial statements.

	Three months ended
	March 31, 2026	March 31, 2025
Net loss	(4,730)	(9,205)
Foreign exchange gain (loss)	(4,889)	(5,791)
Share-based payments	102	110
Finance costs	3,506	2,151
Interest income	(8)	(121)
Income tax recovery	43	50
Deferred income tax expense (recovery)	106	(2,666)
Depreciation[1]	7,134	5,683
EBITDA	1,264	(9,789)
Inventory write-down[2]	1,826	11,580
Write-down of vanadium assets	(4,687)	267
Movement in legal provisions[3]	100	347
Gain on disposal of interest in subsidiary	(2,843)	(5,179)

	Three months ended
	March 31, 2026	March 31, 2025
Adjusted EBITDA	(4,340)	(2,774)
Less: Clean Energy Adjusted EBITDA	1,977	1,778
Less: LPV Adjusted EBITDA	87	299
Mining Operations Adjusted EBITDA	(2,276)	(697)

1. As per the consolidated statements of cash flows.

2. As per note 5 of the Q1 2026 unaudited condensed interim consolidated financial statements.

3. As per the "non-recurring items" section on page 8 of the MD&A for Q1 2026.